HORIZON SPACE ACQUISITION II CORP.

October 21, 2024

Madeleine Joy Mateo

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Horizon Space Acquisition II Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 25, 2024 CIK No. 0002032950

Dear Ms. Mateo:

This letter is in response to the letter dated October 11, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Horizon Space Acquisition II Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form S-1 (the “Registration Statement”) is being filed with the Commission to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Founders and Management, page 5

1.

We note your response to prior comment 8 and your revised disclosure on page 8. In the first table setting forth the amount of compensation to be received or securities issued or to be issued and consideration paid or to be paid to your sponsor, please revise your disclosure to state the amount of compensation to be received by the sponsor and the amount of securities to be issued to the sponsor upon the conversion of the extension convertible notes. Refer to Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosures on pages 8 and 110 of the Registration Statement accordingly.

Private Placements, page 15

2.

We note your response to prior comment 16. We also note that you refer to Scenario D, 100% redemptions, and include footnote 4, which references 100% redemptions. Please revise your disclosure here to ensure consistency with your disclosure on page 99.

Response: In response to the Staff’s comments, we revised the disclosures to refer to Scenario D as the maximum redemptions and revised footnote 4 below the table on page 15 of the Registration Statement.

Dilution, page 99

3.

We note your response to prior comment 16 and revisions that redemptions in connection with your initial business combination cannot cause your net tangible assets to be less than $5,000,001, thereby capping the maximum redemptions permitted. Please revise your tabular dilution disclosure, in this section and throughout your prospectus as appropriate, to provide quartile intervals based on percentages of such maximum redemption threshold and not based on absolute percentages of shares issued in your offering. For example, please note that if the maximum redemption is 97.5%, then you could add “25% of Maximum Redemption (24.375%).” Refer to Item 1602(a)(4) of Regulation S-K.

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Response: In response to the Staff’s comments, we revised the disclosures on pages 15 and 99 of the Registration Statement accordingly.

4.	Please address the following and ensure that your dilution disclosures fully comply with Item 1602(c) of Regulation S-K.

•

Tell us why you present "possible sources of dilution" as the lead-in to your tabular disclosure rather than the effect of material probable or consummated transactions as prescribed in Item 1602(a)(4) of Regulation S-K. Revise your disclosure as necessary.

•	Revise to present the tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold and to include the following:

o

the offering price; net tangible book value per share, as adjusted for material probable or consummated transactions (other than the de-SPAC transaction itself) as required in Item 1602(a)(4) of Regulation S-K; and the difference between the offering price and such net tangible book value per share, as adjusted;

o	the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;
o	the number of shares used to determine net tangible book value per share, as adjusted; and
o	any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.

•

Outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

Response: In response to the Staff’s comments, we revised the disclosures starting on page 99 in the “Dilution” section of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Er (Arila) Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

cc:	Er (Arila) Zhou, Esq. Robinson & Cole LLP

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